AMENDMENT TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
COMMUNITY NATIONAL BANCORPORATION

On April 8, 2003, the following Amendment to the Amended and Restated Articles of Incorporation of COMMUNITY NATIONAL BANCORPORATION, a Georgia corporation (hereinafter referred to as the "Corporation"), was duly adopted by vote of the Board of Directors:

1. Amendment to Amended and Restated Articles of Incorporation. The Articles of Incorporation of the Corporation filed with the Secretary of State on August 18, 1989, and amended and restated on May 21, 1999, are hereby amended by incorporating the Certificate of Designation of Non-Voting Series A Preferred Stock attached hereto and incorporated herein as Exhibit A.

2. Authorization. The foregoing amendment to the Amended and Restated Articles of Incorporation was duly approved by the Board of Directors in accordance with the provisions of Sections 14-2-602(d)(4) of the Georgia Business Corporation Code at a meeting of the Board held on April 8, 2003. This Amendment was adopted by the Board of Directors without shareholder action. Shareholder action was not required.

3. Effective Date. This Amendment shall become effective upon the filing thereof with the Secretary of State for the State of Georgia.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to its Amended and Restated Articles of Incorporation to be executed by its duly authorized officers, this _____ day of April, 2003.

ATTEST: T. Brinson Brock, Sr. By: T. Brinson Brock, Sr. Title: Secretary	COMMUNITY NATIONAL BANCORPORATION /S/ Theron G. Reed By: Theron G. Reed Title: Pres. CEO

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